October 17, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. David L. Orlic

Re:	Iridium Communications Inc.
Schedule TO-I
Filed October 2, 2012
File No. 005-83853

Ladies and Gentlemen:

On behalf of Iridium Communications Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 12, 2012 with respect to the above-referenced filing (the “Comments”). Set forth below is the Company’s response to the Comments. For your convenience, we have incorporated the Comments into this response letter.

The Company has today filed Amendment No. 1 to the Schedule TO (the “Amendment”).

General

1.	As currently represented, the offer could be open for less than 20 full business days due to the initial expiration time of 5:00 p.m. rather than midnight on the twentieth business day following commencement. See Question and Answer Eight in SEC Release No. 34-16623 (March 5, 1980). Please revise so that the offer will be open at least through midnight on the twentieth business day. See Rule 13e-4(a)(3).

In response to the Staff’s Comment, the Company has extended the expiration of the offer from 5:00 p.m. to midnight at the end of the day on October 30, 2012. This change is reflected in the Amendment.

2.	We note that fractional interests will be cashed out. Please provide your analysis as to the applicability of Rule 13e-3 to the exchange offer, given that Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. Note also that Question and Answer Eleven in SEC Release No. 34-17719 (April 13, 1981) addresses only the scenario where security holders are offered an election to receive cash.

October 17, 2012

Page Two

In response to the Staff’s Comment, the Company has modified the offer to provide that instead of paying cash in lieu of fractional shares, the Company will round the number of shares to which a holder of warrants is entitled, after aggregating all fractions, up to the nearest next whole number of shares. This change is reflected in the Amendment.

3.	You state that you will price fractional shares on the day prior to the expiration date. Please advise as to why you believe that this is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b).

As discussed in the response to Comment 2 above, the offer now provides that instead of paying cash in lieu of fractional shares, the Company will round the number of shares to which a holder of warrants is entitled, after aggregating all fractions, up to the nearest next whole number of shares. Accordingly, there is no cash portion to be valued at the end of the offer and no variability in the amount of consideration to be paid to the warrant holders.

Interests of Directors and Officers and the Company, page 10

4.	Please disclose the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Item 1008(a) of Regulation M-A.

In response to the Staff’s Comment, the Company has included the requested disclosure in the Amendment.

Financial Information Regarding the Company, page 13

5.	Please disclose the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A.

In response to the Staff’s Comment, the Company has included the requested disclosure in the Amendment.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 17, 2012

Page Three

Very truly yours,

By:	/s/ Brent B. Siler
Brent B. Siler
Cooley LLP

cc:	Matthew J. Desch, Chief Executive Officer, Iridium Communications Inc.
Thomas D. Hickey, Chief Legal Officer, Iridium Communications Inc.
Brian F. Leaf, Cooley LLP